FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of March, 2005

Commission File No. 1-9987


                             B+H OCEAN CARRIERS LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                             ----------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X          Form 40-F
                                 ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes    No X
                                 ---   ---

The attached Press Release is being filed as Exhibit 99.1. The information contained in the press release concerns the Company's acquisition of three Combination Carriers and an estimate of the Company's earnings for the twelve month period ending March 31, 2006, inclusive of the earnings from these newly acquired vessels.

The information relating to estimated EBITDA for the twelve months ending March 31, 2006 in this Form 6-K, including Exhibit 99.1, is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall such information be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933 or the Exchange Act, except as otherwise stated in such filing.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        B+H Ocean Carriers, Ltd.

Date     March 15, 2005                              By: /s/ Michael S. Hudner
     ---------------------                              ------------------------
                                                        Chief Executive Officer